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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Colorado MEDtech, Inc.
                             ----------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                          (Title of Class of Securities)

                                  19652U 10 4
                                  -----------
                                 (CUSIP Number)

       Peter J. Jensen, Director of Corporate Affairs and General Counsel, Colorado MEDtech, Inc. 6175 Longbow Drive, Boulder, Colorado 80301 (303)530-2660
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(Name, Address and Telephone Number of Person Authorized  to Receive Notices
                              and Communications)

                               December 8, 1998
                               ----------------
           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of RULE 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See RULE 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19652U 10 4             SCHEDULE 13D                Page 2 of 5 Pages

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  1  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     John V. Atanasoff, II
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  2  Check the Appropriate Box if a Member                      (a)  / /
     of a Group (See Instructions)                              (b)  / /
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  3  SEC Use Only

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  4  Source of Funds (See Instructions)
     PF
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  5  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     _____
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  6  Citizenship or Place of Organization
     U.S.A.
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    Number of                7  Sole Voting Power
     Shares                     (a) 455,265 shares
   Beneficially                 (b) options to purchase 400,000 shares currently
    Owned by                        exercisable or exercisable within 60 days
      Each                   --------------------------------------------------
   Reporting                 8  Shared Voting Power
    Person                      1,000 shares (with spouse)
     With                    --------------------------------------------------
                             9  Sole Dispositive Power
                                (a) 455,265 shares
                                (b) options to purchase 400,000 shares currently
                                    exercisable or exercisable within 60 days
                             --------------------------------------------------
                              10  Shared Dispositive Power
                                  1,000 shares (with spouse)
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 11  Aggregate Amount Beneficially Owned by Each Reporting Person
     (a) 456,265 shares
     (b) options to purchase 400,000 shares currently exercisable or exercisable within 60 days
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 12  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
     _____
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 13  Percent of Class Represented by Amount in Row (11)
     7.6%
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 14  Type of Reporting Person (See Instructions)
     IN
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                                                           Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER

    This Schedule 13D relates to the shares of common stock, no par value (the "Common Stock") of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, CO 80301.

ITEM 2.  IDENTITY AND BACKGROUND

    The person filing this statement is John V. Atanasoff, II, whose business address is 6175 Longbow Drive, Boulder, CO 80301. Mr. Atanasoff's principal occupation is as the Chief Executive Officer and President of the Issuer. During the last five years, Mr. Atanasoff' has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violations with respect to such laws. Mr. Atanasoff is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

    The shares of Common Stock reported on this Schedule 13D to be beneficially owned by Mr. Atanasoff consist of 456,265 shares of Common
Stock beneficially owned by Mr. Atanasoff and options to purchase 400,000 shares of Common Stock (the "Options") which are currently exercisable or become exercisable within sixty days. The source and amount of consideration for 68,812 shares acquired by Mr. Atanasoff in November 1998 was an aggregate of $100,000, consisting of cash of $7.25 and 11,188 shares of Common Stock previously owned by Mr. Atanasoff with a value of $99,992.75, which were delivered to the Issuer to pay the exercise price of options to acquire such shares of Common Stock. The source and amount of consideration for 120,000 shares acquired by Mr. Atanasoff in December 1998 was an aggregate of 150,000 shares of Common Stock with a value of $1,378,500, which shares were withheld from a cashless exercise of options to purchase 270,000 shares of Common Stock. The Options were granted to Mr. Atanasoff from time to time between June 1993 and November 1995 as part of his compensation from the Issuer. The 266,453 shares of Common Stock beneficially owned by Mr. Atanasoff prior to the November and December 1998 option exercises were purchased from time to time between approximately January 1994 and December 1996 in open market purchases or through the exercise of employee stock options for cash or by delivery of previously-owned shares in a manner similar to that employed in the November and December 1998 option exercises.

ITEM 4.  PURPOSE OF TRANSACTION

    Mr. Atanasoff acquired his shares of Common Stock for investment purposes only.

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                                                           Page 4 of 5 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) - (d) Cross reference to Items 7 - 13 of the cover page of the
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None

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                                                           Page 5 of 5 Pages


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:4/5/99                            /s/ John V. Atanasoff
                                       -------------------------
                                       Signature


                                       John V. Atanasoff
                                       -------------------------
                                       Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)